                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended DECEMBER 31, 2001


                         Commission file number: 1-5256




         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                              (Full title of plan)




                        628 GREEN VALLEY ROAD, SUITE 500
                              GREENSBORO, NC 27408

                    (Address of principal executive offices)


                                 (336) 547-6000
              (Registrant's telephone number, including area code)



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         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                                Table of contents

                                                                      Page No.

 Report of Independent Accountants                                       4

 Statements of Net Assets Available for Benefits,
December 31, 2001 and December 31, 2000                                  5

 Statements of Changes in Net Assets Available for Benefits -
For the Years Ended December 31, 2001, 2000 and 1999                     6

 Notes to Financial Statements                                           7

 Supplemental Schedules*:
      Schedule H - Line 4i - Schedule of Assets (Held
                             At End of Year)                             12


      * - Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

 Exhibit 23.1 - Consent of Independent Accountants                      13


                                       2
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                                    SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    VF Corporation Tax-Advantaged Savings Plan
                                             for Hourly Employees

                                    By:   /s/ Frank C. Pickard  III
                                          -------------------------
                                          Frank C. Pickard III
                                          Vice President, Treasurer
                                          VF Corporation

 Date:  June 28, 2002


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
                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of VF Corporation Tax-Advantaged Savings Plan for Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
June 14, 2002


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
         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                           December 31
ASSETS                                                 2001             2000
------                                                ----             ----
Investments, at fair value
  VF Corporation common stock -
  56,195 shares in 2001                             $ 2,192,158      $ 1,983,394
  54,729 shares in 2000
  Other securities                                   23,592,692       25,076,458
                                                    -----------      -----------
     Total investments                               25,784,850       27,059,852
Loans receivable from participants                      920,122          723,888
                                                    -----------      -----------
Net assets available for benefits                   $26,704,972      $27,783,740
                                                    ===========      ===========



See notes to financial statements.

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                         Year Ended December 31
                                                  2001            2000          1999
                                                  ----            ----          ----
Investment income

  Interest                                    $          0   $      2,263   $    452,991
  Dividends on VF Corporation common stock          55,252         48,511         29,200
  Income from mutual funds and bank common
    trust funds                                    344,470        782,573        432,398
                                              ------------   ------------   ------------
                                                   399,722        833,347        914,589
Contributions

  Interest on Loan Repayments                       55,406         38,105         13,830
  Transfer from merged plans (Note A)                    0      2,221,218              0
  Participants                                   3,088,273      4,362,591      4,634,992
                                              ------------   ------------   ------------
                                                 3,543,401      7,455,261      5,563,411

Benefits paid to participants                   (4,414,933)    (3,807,510)    (3,705,369)
Net realized and unrealized appreciation
  (depreciation)in fair value of investments      (207,236)       296,957        268,591
                                              ------------   ------------   ------------
Net increase/decrease                           (1,078,768)     3,944,708      2,126,633

Net assets available for benefits
  Beginning of period                           27,783,740     23,839,032     21,712,399
                                              ------------   ------------   ------------
  End of period                               $ 26,704,972   $ 27,783,740   $ 23,839,032
                                              ============   ============   ============



See notes to financial statements.


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
         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

NOTE A -- DESCRIPTION OF THE PLAN

Effective April 1, 1998, VF Corporation (the Corporation) adopted the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code. Under the Plan, certain hourly employees of specified subsidiaries, having at least one year of credited service, may elect to contribute between 2% and 15% of their compensation to the Plan. Employees remain fully vested in their contributions to the Plan.

Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. The investment programs and investment objectives of the Plan funds are as follows:

      (a)   Money Market Fund: Monies are invested in a money market fund.

      (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

      (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

      (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

      (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

      (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

      (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

      (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

      (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

      (j) VF Corporation Common Stock Fund: Monies are invested in common stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

      (k) Mutual Fund Window (Self Directed Option): The option allows participants to select from over 160 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options.

Individual accounts are maintained for each participant; each account includes the individual's contributions and investment funds' earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral vehicle.

The transfers of applicable participant balances from the Bestform Savings Plan, Todd Uniform and Horace Small Savings Plans, which were merged into the Plan in 2000, have been disclosed separately in the Statements of Changes in Net Assets Available for Benefits.

Participants may borrow from their individual account. Participants are charged interest at the Morgan Guaranty "Published" prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Participants may borrow up to 50% of the participant's total vested account balance. Payment in full is required at termination of employment. There were 753 loans outstanding at December 31, 2001.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time.

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. For commercial notes and United States government obligations, UMB Bank, n.a. has established a fair value based on yields currently available on comparable instruments. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has issued a Favorable Determination Letter dated September 27, 1998 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTE D -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) and year end fair value of investments included in Plan equity includes the following:

                                            Net Realized and Unrealized
                                     Appreciation in Fair Value for the Year              Fair Value at
                                                 Ended December 31                         December 31
                                                 -----------------                         -----------

                                    2001            2000             1999              2001            2000
                                    ----            ----             ----              ----            ----
Fair value as determined by
   quoted market or stated
   redemption price:

   VF Corporation Common
    Stock                      $    210,329     $    451,309     $   (527,828)    $  2,192,158    $  1,983,394
   Mutual funds and
    bank common trust funds      (1,197,699)        (961,690)         566,661       11,674,744      12,785,358
                               ------------     ------------     ------------     ------------    ------------
                                   (987,370)        (510,381)          38,833       13,866,902      14,768,752
                               ------------     ------------     ------------     ------------    ------------

Fair value as determined by
   Plan trustee:

   Mutual funds and
    bank common trust funds         780,134          807,338          229,758       11,917,948      12,291,100
                               ------------     ------------     ------------     ------------    ------------
                                    780,134          807,338          229,758       11,917,948      12,291,100
                               ------------     ------------     ------------     ------------    ------------
                               $   (207,236)    $    296,957     $    268,591     $ 25,784,850    $ 27,059,852
                               ============     ============     ============     ============    ============


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
         VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

                    NOTES TO FINANCIAL STATEMENTS (Continued)


NOTE D -- INVESTMENTS (Continued)



The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

                                                        2001            2000
                                                        ----            ----
 Fidelity Growth & Income Fund                      $ 2,295,251      $ 2,554,490
   (61,403 and 60,677 shares)
 Fidelity Puritan Fund                                1,296,929        1,348,489
   (73,397 and 71,613 shares)
 Fidelity US Equity Index Commingled Pool             1,908,112        2,328,725
   (56,537 and 60,786 shares)
 VF Corporation common stock                          2,192,158        1,983,394
   (56,195 and 54,729 shares)
 Baron Asset Fund                                     1,113,061        1,231,451
   (25,035 and 22,641 shares)
 Fidelity Retirement Money Market Portfolio           2,322,247        2,055,965
   (2,322,247 and 2,055,965 shares)
 ProCapp Fixed Income Fund                           11,917,948       12,291,100
   (1,026,524 and 1,128,659 shares)


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
                   VF Corporation Tax-Advantaged Savings Plan
                              for Hourly Employees

                 Schedule H - Line 4i - Schedule of Assets (Held
                      at End of Year) At December 31, 2001


Identity of issue, borrower,                       Number of                           Current
Lessor, or similar party                              Shares             Cost            Value
------------------------                              ------             ----            -----
*Fidelity Puritan Fund                                73,397      $ 1,401,514      $ 1,296,929

*Fidelity Growth & Income Fund                        61,403        2,619,995        2,295,251

*Fidelity Diversified International Fund              19,724          417,618          376,335

*Fidelity Dividend Growth Fund                         2,271           67,145           64,340

*Fidelity Retirement Money Market Portfolio        2,322,247        2,322,247        2,322,247

*Fidelity U.S. Equity Index Commingled Pool           56,537        2,135,136        1,908,112
 Baron Asset Fund                                     25,035        1,245,910        1,113,061

 Longleaf Small Cap Fund                              31,573          695,579          684,500

*ProCapp Fixed Income Fund                         1,026,524       10,406,446       11,917,948
*VF Corporation Common Stock Fund                     56,195        1,949,960        2,192,158

*Mutual Fund Window (Self Directed Option)            N/A           1,951,615        1,613,969
  Loans Receivable from Participants
    (with interest rates from 7% to 9%)               N/A             920,122          920,122
                                                                  -----------      -----------
                                                                  $26,133,287      $26,704,972
                                                                  ===========      ===========


* represents a party-in-interest


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